Exhibit 99.1

–Receipt of NYSE Non-Compliance Letter Regarding –

San Diego—Ambrx Biopharma Inc. (Ambrx) (NYSE: AMAM), a clinical stage biopharmaceutical company using its proprietary Engineered Precision Biologics platform to create antibody drug conjugates, announced today that it received a notice (the Notice) on November 23, 2022 from the New York Stock Exchange (NYSE) that it was not in compliance with the NYSE’s continued listing standards because the average closing price of Ambrx’s American Depositary Shares (ADS), each representing seven ordinary shares, had fallen below $1.00 per ADS (Minimum Stock Price) over a period of 30 consecutive trading days, which is the minimum average closing price per ADS required to maintain continued listing on the NYSE.

In accordance with applicable NYSE procedures, Ambrx is required to issue this press release and, pursuant to the listing requirements, has also submitted a response letter outlining its plan to cure the deficiency.

Furthermore, Ambrx has six months following receipt of the Notice to regain compliance with the Minimum Stock Price requirement. Ambrx can regain compliance if, at any time during the next six months, the ADSs have a closing price of at least the Minimum Stock Price and an average closing price of at least the Minimum Stock Price over the 30 trading-day period ending on the last trading day of that month. As of the date of this press release, Ambrx’s ADSs closed above the Minimum Stock Price.

To address this issue, Ambrx intends to monitor the trading price of its listed securities and take steps to increase the value of its ADSs through implementation of its business strategy and consider its other options for regaining compliance with the NYSE’s continued listing standards.

Ambrx’s ADSs will continue to be listed and traded on the NYSE, subject to Ambrx’s compliance with NYSE listing standards.

About Ambrx Biopharma Inc.

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs) and other engineered therapies to modulate the immune system. Ambrx is advancing a focused portfolio of clinical and preclinical programs designed to optimize efficacy and safety in multiple cancer indications, including its lead product candidate ARX517, a prostate-specific membrane antigen (PSMA) targeting ADC. In addition, Ambrx has clinical collaborations with multiple partners on drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “intend,” “plan,” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s ability to regain and maintain compliance with the NYSE’s continued listing standards. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s Annual Report on Form 20-F filed with the SEC on April 26, 2022, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

INVESTORS

Mike Moyer

LifeSci Advisors

617-308-4306

mmoyer@lifesciadvisors.com

MEDIA

Mike Tattory

Account Supervisor

LifeSci Communications

media@ambrx.com

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